Natural Nutrition Inc.
109 N. Post Oak Lane
Suite 422
Houston, Texas 77024

September 7, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Rebekah Blakeley Moore
Senior Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

RE:	Natural Nutrition Inc. (the “Company”)
Form 8-K
Filed August 31, 2007
File No. 000-27569

Dear Ms. Moore:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated September 5, 2007 regarding the Company’s Current Report on Form 8-K, as filed with the Commission on August 31, 2007 (“Current Report”).

FORM 8-K

COMMENT 1:	Please specifically tell us when and how you will file your restated financial statements.

RESPONSE:
The Company has amended and restated its March 31, 2006 condensed consolidated statement of operations and cash flow and Note 1 (Basis of Presentation) in its financial statements for the fiscal quarter ended March 31, 2007 Form 10-QSB to not include the retroactive treatment of FSP EITF 00-19-2, and the Company plans to file such Form 10-QSB with the Commission simultaneously with this Response Letter on September 7, 2007.

In connection with our response herein, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-QSB;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such 10-QSB filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
September 7, 2007

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Matthew Ogurick, Esq. at (305) 539-3352 or myself at (713) 621-2737. As a courtesy, a marked version of the 10-QSB showing those changes made to the 10-QSB in connection with the comment above will be distributed to the Commission with this Response Letter via Federal Express. Thank you very much for your consideration of this response.

Very truly yours,

/s/ W. Chris Mathers
W. Chris Mathers
Chief Financial Officer